Brookmount Explorations, Inc.

1 East Liberty

Suite 600

Reno, NV 89501

Wednesday, January 05, 2022

Ms. Liz Packebusch

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: BROOKMOUNT EXPLORATIONS INC

Amendment No. 6 to Offering Statement on Form 1-A

Filed January 4, 2022

File No. 024-11533

Ms. Packebusch:

Request is hereby made by Brookmount Explorations, Inc (the "Company") for the date of qualification of the Company's Offering Statement on Form 1-A, filed January 4, 2022 (File No. 024-11533) under the Securities Act of 1933 as of January 6, 2022, or as soon as practicable thereafter.

The Company acknowledges that:

1.        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.       The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state (Florida).

Brookmount Explorations, Inc.

/s/ Nils Ollquist

Nils Ollquist, CEO